Exbhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - May 24, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Lukoil asks Kazakh Court to invalidate a signed International Arbitration agreement with PetroKazakhstan regarding the KAM pipeline

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) announces that Lukoil Overseas Kumkol B.V. (“Lukoil”) and the Company’s joint venture with Lukoil, Turgai Petroleum (“TP”) have filed a claim in which both Lukoil and TP seek to invalidate the international arbitration provisions contained in a written and signed agreement between the Company, the Company’s subsidiary AO PetroKazakhstan Kumkol Resources (“PKKR”), Lukoil and TP, in relation to the Kumkol - Dzhusaly Pipeline (the “KAM Pipeline”).

The case is currently scheduled to be heard on May 27th by the KyzylOrda Oblast Court.

The KAM Pipeline was formed as a consortium between PKKR and TP in December 2002. The Company as well as PKKR, Lukoil and TP signed agreements related to the consortium. TP has been shipping and continues to ship part of its production through the KAM pipeline, achieving substantial transportation costs savings.

Consistent with international practice, the parties have voluntarily agreed to submit the resolution of their disputes to international arbitration. Any resultant arbitral award will be recognized and enforced under the terms of the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, an international convention signed by Canada, the Republic of Kazakhstan and Russia.

There are very rare exceptions under which a signed and binding international agreement to arbitrate will not be recognized. The Company does not believe any of these exceptions apply in the current context. Nevertheless, Lukoil and TP, having signed and agreed to international arbitration, have filed a claim in a Kazakhstan court asserting that one of these agreements violates Kazakhstan law based on the tenuous argument that it relates to the ownership of Kazakhstan-based immovable property (real estate) and is, therefore, exempt from international arbitration.

The Company believes that Lukoil’s goal is to cause TP to exit from the KAM Pipeline consortium as a co-investor, without fair compensation for its use to date, and to continue to use it in the future by forcing the Company to provide access to the KAM Pipeline as a regulated pipeline. The Company observes that this would be in line with Lukoil’s overall business tactics, which appear to be oriented to receiving the benefits of PetroKazakhstan’s investments without having to participate in their costs or to pay fair compensation for the benefits received.

PetroKazakhstan views the abandonment by Lukoil of its prior commitments as yet another example of the unreliability of Lukoil as a joint venture partner and the failure by Lukoil to adhere to international business practices.

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425